EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$127,583,612.77 (1)	0.01476%	$18,831.34 (2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$127,583,612.77 (1)

Total Fees Due for Filing			$18,831.34

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$18,831.34
(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of October 31, 2023.
(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation.